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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                               (Amendment No. 13)

                               SHOP AT HOME, INC.
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)


                                  825066 30 1
                                 (CUSIP Number)

                            C. Michael Norton, Esq.
                             Wyatt, Tarrant & Combs
                                   Suite 1500
                                511 Union Street
                              Nashville, TN 37219
                                 (615) 244-0020
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)



                                  July 8, 1999
            (Date of Event Which Requires Filing of This Statement)



         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]


         Check the following box if a fee is being paid with this statement. [ ]

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                                              CUSIP NO. - 825066 30 1


(1)      Name of reporting person.........................   SAH Holdings, L.P.

         S.S. or I.R.S. No. of
         above person.....................................           62-1539757

(2)      Check the appropriate box
         if a member of a group
         (see instructions)...............................                (a) X

                   (b)

(3)      SEC use only.....................................

(4)      Source of funds (see instructions)...............                 N/A

(5)      Check box if disclosure
         of legal proceedings is
         required pursuant to
         Items 2(d) or 2(e)...............................

(6)      Citizenship or place
         of organization..................................            Tennessee

Number of shares beneficially
owned by each reporting person
with:

         (7)      Sole voting power.......................                    *
         (8)      Shared voting power.....................                    *
         (9)      Sole dispositive power..................                    *
         (10)     Shared dispositive power................                    *

(11)     Aggregate amount beneficially
         owned by each reporting person...................                    *

(12)     Check box if the aggregate amount
         in Row (11) excludes certain
         shares (see instructions)........................                    X

(13)     Percent of class represented
         by amount in Row (11)............................                    *

(14)     Type of reporting person.........................                   PN

*See Item 5 below.



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                            CUSIP NO. - 825066 30 1

(1)      Name of reporting person.........................         J.D. Clinton

         S.S. or I.R.S. No. of
         above person.....................................      SSN ###-##-####

(2)      Check the appropriate box
         if a member of a group
         (see instructions)...............................                (a) X

                   (b)

(3)      SEC use only.....................................

(4)      Source of funds (see instructions)...............                  N/A

(5)      Check box if disclosure
         of legal proceedings is
         required pursuant to
         Items 2(d) or 2(e)...............................

(6)      Citizenship or place
         of organization..................................                  USA

Number of shares beneficially
owned by each reporting person
with:

         (7)      Sole voting power.......................                    *
         (8)      Shared voting power.....................                    *
         (9)      Sole dispositive power..................                    *
         (10)     Shared dispositive power                                    *

(11)     Aggregate amount beneficially
         owned by each reporting person...................                    *

(12)     Check box if the aggregate amount
         in Row (11) excludes certain
         shares (see instructions)........................                    X

(13)     Percent of class represented
         by amount in Row (11)............................                    *

(14)     Type of reporting person.........................                   IN


*See Item 5 below.



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

                            CUSIP NO. - 825066 30 1


(1)      Name of reporting person.....  Gatehouse Equity Management Corporation

         S.S. or I.R.S. No. of
         above person.....................................           62-1539759

(2)      Check the appropriate box
         if a member of a group
         (see instructions)...............................                (a) X

                   (b)

(3)      SEC use only.....................................

(4)      Source of funds (see instructions)...............                  N/A

(5)      Check box if disclosure
         of legal proceedings is
         required pursuant to
         Items 2(d) or 2(e)...............................

(6)      Citizenship or place
         of organization..................................            Tennessee

Number of shares beneficially
owned by each reporting person
with:

         (7)      Sole voting power.......................                    *
         (8)      Shared voting power.....................                    *
         (9)      Sole dispositive power..................                    *
         (10)     Shared dispositive power................                    *

(11)     Aggregate amount beneficially
         owned by each reporting person...................                    *

(12)     Check box if the aggregate amount
         in Row (11) excludes certain
         shares (see instructions)........................                    X

(13)     Percent of class represented
         by amount in Row (11)............................                    *

(14)     Type of reporting person.........................                   CO

*See Item 5 below.




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                            CUSIP NO. - 825066 30 1

(1)      Name of reporting person..................   Clinton Investments, L.P.

         S.S. or I.R.S. No. of
         above person.....................................           62-1725775

(2)      Check the appropriate box
         if a member of a group
         (see instructions)...............................                (a) X

                   (b)

(3)      SEC use only.....................................

(4)      Source of funds (see instructions)...............                  N/A

(5)      Check box if disclosure
         of legal proceedings is
         required pursuant to
         Items 2(d) or 2(e)...............................

(6)      Citizenship or place
         of organization..................................            Tennessee

Number of shares beneficially
owned by each reporting person
with:

         (7)      Sole voting power.......................                    *
         (8)      Shared voting power.....................                    *
         (9)      Sole dispositive power..................                    *
         (10)     Shared dispositive power................                    *

(11)     Aggregate amount beneficially
         owned by each reporting person...................                    *

(12)     Check box if the aggregate amount
         in Row (11) excludes certain
         shares (see instructions)........................                    X

(13)     Percent of class represented
         by amount in Row (11)............................                    *

(14)     Type of reporting person.........................                   PN

*See Item 5 below.




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         The purpose of this amendment is to report the sale of 225,000 shares of Common Stock of the Issuer by SAH Holdings, L.P., on July 8, 1999, pursuant to the Registration Statement on Form S-3 filed by Issuer on May 25, 1999, as amended. This amendment also reports the distribution of certain shares of Common Stock of the Issuer by SAH Holdings, L.P., to its partners, and the receipt of a portion of those shares by the Reporting Persons. This amendment also reports the receipt of certain of shares by Clinton Investments, L.P., in consideration of the execution of a personal guaranty by J.D. Clinton of certain indebtedness related to the Issuer, and the making a charitable gift by Clinton Investments, L.P., of certain shares of such stock. This amendment also adds Gatehouse Equity Management Corporation as a Reporting Person. Gatehouse Equity Management Corporation is the same corporation as Global Network Television, Inc., previously included as a Reporting Person, and only the corporate name of the corporation has been changed.



         Items 4 and 5 of the Schedule 13D are amended and restated in their entirety as follows.

Item 4.  Purpose of Transaction

         See Item 5 below concerning the rights of the reporting persons to acquire shares of the common stock of the Issuer, which rights may be exercised in the future to acquire securities of the Issuer.

         In March, 1999, SAH Holdings, L.P., distributed a total of 191,050 shares of the total of 2,867,900 shares of the Common Stock of the Issuer then owned by it. Of such 191,050 shares, a total of 77,700 were received by the Reporting Persons and their affiliates as follows: 64,655 shares distributed to J.D. Clinton which have been transferred by him to Clinton Investments, L.P.; 600 shares issued to Mary Susan Clinton (the wife of J.D. Clinton), 9,445 shares issued to two Clinton Family Trusts; and 3,000 shares issued to Gatehouse Equity Management Corporation.

         In March, 1999, Clinton Investments, L.P., made a charitable contribution of 5,000 shares of the Common Stock of the Issuer to a charity. On December 2, 1998, Mr. Clinton was issued an option to purchase 10,000 shares of Common Stock of the Issuer for a price of $6.969 per share. This option was issued to Mr. Clinton as a director of the Issuer, and at the same time each of the directors of the Issuer was issued the same option. On January 1, 1998, Mr. Clinton was issued an option to purchase 5,000 shares of Common Stock of the Issuer for a price of $3.75 per share. This option was also issued to Mr. Clinton as a director of the Issuer, and the same option was issued to each of the directors at the same time.



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         In September, 1998, Clinton Investments, L.P., was issued a total of
11,226 shares in consideration of the execution of a personal guaranty on a loan to SATH-Partners, LLC, a Tennessee limited liability company, which undertook to use such funds to construct new office and studio facilities for the Company in Nashville, Tennessee. In September, 1998, the Issuer acquired the entire equity interest in SATH-Partners, LLC, paid off its loan and compensated Mr. Clinton for his personal guaranty by the issuance of such shares pursuant to a agreement between SATH-Partners, LLC, and Mr. Clinton.

         On July 8, 1999, SAH Holdings, L.P., sold 225,000 shares of the Common Stock of the Issuer in a public offering pursuant to a Registration Statement on Form S-3 filed by the Issuer (Registration No. 333-79247) on May 25, 1999, as amended by Amendment No. 1 on May 27, 1999, by Amendment No. 2 on June 11, 1999, and by Amendment No. 3 on July 1, 1999.

         Except as stated above, or as disclosed in Item 5 below, none of the reporting persons has any present plans or proposals which relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries, (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (v) any material change in the present capitalization or dividend policy of the Issuer, (vi) any other material change in the Issuer's business or corporate structure, (vii) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or (x) any action similar to any of those enumerated above.


Item 5.  Interest in Securities of the Issuer

         a.       Beneficial Interest:      SAH Holdings, L.P.
                                            Gatehouse Equity Management
                                              Corporation
                                            J.D. Clinton(1)



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

                  i.       Owned                      2,885,576(2)       (9.6%)
                           Right to Acquire           2,217,000(3)       (6.9%)

                  ii.      Sole Voting Power          5,065,731(4)      (15.7%)
                           Shared Voting Power           37,345(5)       (0.1%)
                           Sole Dispositive Power     5,065,731(6)      (15.7%)
                           Shared Dispositive Power      37,345(7)       (0.1%)

(1) Clinton is the sole shareholder of Gatehouse Equity Management Corporation (formerly Global Network Television, Inc.) ("Gatehouse"), and Gatehouse is the sole general partner of SAH Holdings, L.P. ("SAH"), a limited partnership. Gatehouse is the sole general partner of Clinton Investments, L.P. Clinton, Gatehouse, Clinton Investments and SAH are reported as a group hereunder.

(2) SAH is the owner of 2,451,850 shares; 387,381 are held by Clinton Investments; 7,400 shares are owned by Clinton's wife; 9,000 shares are held by Gatehouse; and 29,945 are held by two Clinton family trusts.

(3) SAH holds warrants to purchase a total of 1,650,000 shares. Clinton Investments holds warrants to purchase a total of 542,000 shares. Clinton has options to acquire 25,000 shares from the Issuer.

(4) These shares are made up of 2,451,850 shares held by SAH, 387,382 shares held by Clinton Investments, warrants held by SAH to purchase 1,650,000 shares of Common Stock of the Issuer, warrants held by Clinton Investments to purchase 542,500 such shares, and options held Clinton to purchase 25,000 such shares.

(5) Clinton shares the right to vote 7,400 shares owned by his wife and 29,945 shares owned by the Clinton family trusts.

(6)  Same shares listed in Note 4.

(7)  Same shares listed in Note 5.

     b. None of the Reporting Parties, or their affiliates, have engaged in any transactions with respect to Issuer's stock in the past sixty days, except as described herein.




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                                   Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that their information set forth in this statement is true complete and correct.


                                          SAH HOLDINGS, L.P.
                                          CLINTON INVESTMENTS, L.P.

                                          By: GATEHOUSE EQUITY MANAGEMENT
                                              CORPORATION, General Partner



Date: July 21, 1999                       By: /s/ Dan Jackson
                                             ----------------------------------
                                                  Dan Jackson, President



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                                   Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that their information set forth in this statement is true complete and correct.

                                          GATEHOUSE EQUITY MANAGEMENT
                                          CORPORATION



Date: July 21, 1999                       By: /s/ Dan Jackson
                                             ----------------------------------
                                                  Dan Jackson, President



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                                   Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that their information set forth in this statement is true complete and correct.



Date: July 21, 1999                       /s/ J.D. Clinton
                                          -------------------------------------
                                              J.D. Clinton


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